Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 17, 2022

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Enlivex Therapeutics Ltd. (the “Company”), to be held on Thursday, November 17, 2022, at 7:00 p.m. (Israel time), at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618, for the following purposes:

1.	To re-elect the following persons to the Company’s Board of Directors, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Dr. Roger Pomerantz, Dr. Abraham Havron, Dr. Gili Hart, Sangwoo Lee and Dr. Brian Schwartz;

2.	To approve the grant of options to each of our currently serving non-executive directors, as an equity bonus for 2021;

3.	To approve the grant of options to Mr. Shai Novik, the Company’s Executive Chairman, as an equity bonus for 2021 and a special financing equity bonus for 2021;

4.	To approve the grant of options to Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, as an equity bonus for 2021;

5.	To approve the amendment of the terms of certain equity awards of Michel Habib and Bernhard Kirschbaum, who elected not to stand for re-election as directors at the Meeting, such that the vesting of the following equity awards shall be accelerated and the equity awards shall become fully vested at the Meeting and the post-termination exercise period of the options shall be extended, such that they shall be exercisable during a period of three years from the date of termination of service: (i) 5,062 restricted stock units previously granted to each of them; and (ii) options to purchase 3,382 ordinary shares, subject to shareholder approval of the grant thereof at the Meeting under Proposal 2; and

6.	To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

In addition, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

Our Board of Directors recommends that you vote “FOR” each of the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on October 11, 2022 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person, but only shareholders as of the Record Date are entitled to vote at the Meeting. The proxy statement and the enclosed proxy card will first be mailed to our shareholders of record on or about October 12, 2022. On or about October 17, 2022, the Company will begin mailing to beneficial owners who do not hold shares through a member of the Tel Aviv Stock Exchange (“TASE”) a Notice of Internet Availability of Proxy Materials (the “Notice”) and post our proxy materials on the website referenced in the Notice.

Whether or not you plan to attend the Meeting, you are urged to vote your shares: (1) by telephone, (2) through the Internet or (3), if you received printed copies of the proxy materials, by promptly completing, dating and signing the enclosed proxy and mailing it in the enclosed envelope, which requires no postage if mailed in the United States, but if you are a beneficial owner holding shares through a member of the TASE you must vote in accordance with the procedures of the TASE described below. For specific instructions on how to vote your shares, please refer to the instructions on the Notice, in the section titled “How You Can Vote” of the proxy statement, on the proxy card or those provided by your broker, bank, trustee or nominee, as applicable.

A mailed proxy must be received by our transfer agent or at our registered office in Israel no later than 7:00 p.m. (Israel time) on November 14, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke your proxy or to vote your shares in person at the Meeting.

Beneficial owners who hold their shares through members of the TASE may vote their shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000 (“Ownership Certificate”), confirming ownership of the shares on the Record Date. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account, (ii) by proxy, by delivering a duly executed proxy together with a valid Ownership Certificate as of the Record Date, to the Company office’s at 14 Einstein Street, Ness Ziona, Israel 7403618, Attention: Chief Financial Officer, no later than 7:00 p.m. Israel time, on November 14, 2022, or (iii) electronically via the electronic voting system of the Israel Securities Authority (the “ISA”) after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on November 17, 2022). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Shareholders may send the Company position statements no later than November 7, 2022, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), is October 10, 2022.

The presence (in person, by proxy or via the ISA’s electronic voting system) of any two or more shareholders holding, in the aggregate, at least one third of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time, and place, without it being necessary to notify our shareholders. At such adjourned meeting the presence of any two shareholders (in person or by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person, by proxy or via the ISA’s electronic voting system, and voting on such proposal (excluding abstentions). In addition, the approval of Proposal 4 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Shareholders may review the full version of the proposed resolutions in the proxy statement as well as the accompanying proxy card, at materials.proxyvote.com/M4130Y as described in the Notice, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il and at the “Investor Relations” portion of our website, which can be found  www.enlivex.com, and also at the Company’s offices, upon prior notice and during regular working hours (14 Einstein Street, Ness Ziona, Israel 7403618; Tel: +972-8-6380301 (phone)), until the date of the Meeting.

By Order of the Board of Directors,

Shai Novik
Executive Chairman of the Board of Directors

October 5, 2022

ENLIVEX THERAPEUTICS LTD.

14 Einstein Street,

Ness Ziona 7403618

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 17, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enlivex Therapeutics Ltd. (“we,” “us,” “our” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, November 17, 2022 at 7:00 p.m. (Israel time) at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on October 11, 2022 (the “Record Date”). Subject to the terms described herein, you are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

Purpose of the Annual General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following: (i) the re-election of the following persons to the Company’s Board of Directors, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Dr. Roger Pomerantz, Dr. Abraham Havron, Dr. Gili Hart, Sangwoo Lee and Dr. Brian Schwartz; (ii) the approval of the grant of options to each of our currently serving non-executive directors, as an equity bonus for 2021; (iii) the approval of the grant of options to Mr. Shai Novik, the Company’s Executive Chairman, as an equity bonus for 2021 and a special financing equity bonus for 2021; (iv) the approval of the grant of options to Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, as an equity bonus for 2021; (v) the approval of the amendment of the terms of certain equity awards of Michel Habib and Bernhard Kirschbaum, who elected not to stand for re-election as directors at the Meeting, such that the vesting of the following equity awards shall be accelerated and the equity awards shall become fully vested at the Meeting and the post-termination exercise period of the options shall be extended, such that they shall be exercisable during a period of three years from the date of termination of service: (a) 5,062 restricted stock units (“RSUs”) previously granted to each of them; and (b) options to purchase 3,382 ordinary shares, subject to shareholder approval of the grant thereof at the Meeting under Proposal 2; and (vi) the approval of the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services. In addition, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Quorum and Adjournment

The presence (in person, by proxy or via the electronic voting system of the Israel Securities Authority (“ISA”)) of any two or more shareholders holding, in the aggregate, at least one third of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time and place, without it being necessary to notify our shareholders. At such adjourned meeting the presence of any two shareholders (in person, by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. All proposals described in this Proxy Statement are non-routine matters, other than Proposal 6; therefore, it is important that you vote your shares, either by proxy or in person at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

How You Can Vote

●	Shareholders of Record and Beneficial Owners of Shares Traded on Nasdaq

o	Voting in person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so. If you vote by telephone or Internet, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

o	Voting by mailing your proxy. If you have received printed copies of the proxy materials, you may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 7:00 p.m. Israel time, on November 14, 2022, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

o	Voting by telephone or Internet. If your shares are held in an account at a brokerage firm or bank or registered directly in your name with our transfer agent, you may vote those shares by accessing the Internet website address specified in the Notice of Internet Availability of Proxy Materials, the instructions provided by your broker, bank, trustee or nominee or on your proxy instead of completing and signing the proxy itself. If your shares are held in an account at a brokerage firm or bank you may also call the telephone number specified in the instructions provided by your broker, bank, trustee or nominee. Submitting a telephonic or Internet proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The accompanying proxy card provides instructions on how to vote via the Internet.

●	Beneficial Owners of Shares Traded on TASE. Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on November 17, 2022). You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

A shareholder whose shares are registered with a TASE member is entitled to receive from the TASE member that holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the ISA, unless the shareholder notified such TASE member that he or she or it is not interested in receiving such link and position statements, provided that such notification was provided by the shareholder with respect to a particular securities account prior to the Record Date.

Vote Required for Approval of the Proposals

Each outstanding ordinary share held by a shareholder is entitled to one vote.

The approval of each of the proposals require the affirmative vote of a majority of the ordinary shares present, in person, by proxy or via the ISA’s electronic voting system, and voting on such proposal (excluding abstentions).

In addition, the approval of Proposal 4 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”)) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the date of this proxy statement for purposes of Proposal 4. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Shachar Shlosberger, at shachar@enlivexpharm.com or +972-8-6380301.

The Companies Law requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. You may also revoke your proxy and change your vote at any time before the final vote at the Meeting by voting again via the Internet or by telephone, as applicable.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held via a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office not later than 7:00 p.m. Israel time, on November 14, 2022, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 15, 2022 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares based on public filings or information available to us; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group. The percentage of ordinary shares beneficially owned is based on 18,403,165 ordinary shares issued and outstanding as of September 15, 2022.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and includes voting or investment power with respect to the securities. Ordinary shares of the Company that may be acquired by an individual or group within 60 days of September 15, 2022, pursuant to the exercise of the Company’s outstanding options, warrants or other rights held by such individual or group that are exercisable or will become exercisable within 60 days of September 15, 2022, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	7.7%
HBL-Hadasit Bio-Holdings Ltd.	1,086,603	5.9%

Directors and Director Nominees
Shai Novik (1)	1,372,823	7.21%
Roger Pomerantz, M.D.	-	-
Avri Havron, Ph.D. (2)	231,044	1.25%
Gili Hart, Ph.D. (3)	68,178	*
Sangwoo Lee (4)	54,880	*
Brian Schwartz, M.D. (5)	21,164	*
Michel Habib (4)	54,880	*
Bernhard Kirschbaum, Ph.D. (4)	54,880	*
All directors and executive officers as a group (10 persons)	2,564,743	12.95%%

*	Less than 1%.

(1)	Includes 639,328 shares underlying options currently exercisable or exercisable within 60 days from September 15, 2022, of which 132,979 options expire in January 2025 and have an exercise price of US$2.69, 145,238 options expire in December 2027 and have an exercise price of US$6.22, 215,278 options expire in May 2030 and have an exercise price of US$3.66 and 145,833 options expire in May 2031 and have an exercise price of US$12.23

(2)	Includes 53,192 shares underlying options currently exercisable or exercisable within 60 days from September 15, 2022, which expire in January 2025 and have an exercise price of US$2.69.

(3)	Includes 66,490 shares underlying options currently exercisable or exercisable within 60 days from September 15, 2022, which expire in January 2025 and have an exercise price of US$2.69.

(4)	Includes 53,192 shares underlying options currently exercisable or exercisable within 60 days from September 15, 2022, which expire in December 2027 and have an exercise price of US$6.22.

(5)	Includes 20,250 shares underlying options currently exercisable or exercisable within 60 days from September 15, 2022, which expire in November 2030 and have an exercise price of US$9.02.

Board Diversity Matrix

The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Board Practices, Corporate Governance and Compensation of Executive Officers and Directors

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (which we refer to as our “2021 Form 20-F”), contains information regarding compensation paid to our directors and officers with respect to 2021. Item 6.C of our 2021 Form 20-F (“Board Practices”) contains additional information regarding our Board of Directors, its committees and our corporate governance practices. We encourage you to review those portions of our 2021 Form 20-F.

The aggregate compensation of our five most highly compensated executive directors and officers for the year ended December 31, 2021 (the “Covered Executives”), included cash-based salaries of $1,208,402 and $303,000 in amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees (the “Benefits”). These aggregated amounts were allocated to the Covered Executives as follows: of the aggregate cash salaries, 31%, 21%, 21%, 11% and 12% was allocated to our Executive Chairman, Chief Executive Officer, Chief Scientific Officer, Head of Clinical Operations and Chief Financial Officer, respectively, and of the aggregate Benefits, 40%, 30% and 30% was allocated to our Chief Executive Officer, Head of Clinical Operations and Chief Financial Officer, respectively. Our Executive Chairman and Chief Scientific Officer did not receive Benefits in 2021. In addition, the Covered Executives received cash bonuses in 2021 in the aggregate amount of $898,226, which was allocated to the Covered Executives as follows: 65%, 9%, 21%, 2% and 3% to our Executive Chairman, Chief Executive Officer, Chief Scientific Officer, Head of Clinical Operations and Chief Financial Officer, respectively. We recorded a non-cash equity-based compensation expense in our financial statements for the year ended December 31, 2021, for options and restricted share units granted to our Executive Officers, in the aggregate, of $1,999,909, which was allocated as follows: 62%, 23%, 11%, 2% and 1% to our Executive Chairman, Chief Executive Officer, Chief Scientific Officer, Head of Clinical Operations and Chief Financial Officer, respectively. The Company accounts for non-cash, stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Under our Articles of Association, the number of directors on our Board of Directors shall be at least five but not more than 11. Our Board of Directors is currently composed of eight directors and includes Mr. Shai Novik (Executive Chairman), Dr. Roger Pomerantz (Vice Chairman), Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Michel Habib, Dr. Bernhard Kirschbaum, Mr. Sangwoo Lee and Dr. Brian Schwartz. All of our currently serving directors were elected to serve in such capacity at our 2021 annual general meeting of shareholders, other than Dr. Pomerantz who was appointed to serve as a director by our Board of Directors in May 2022. Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment or election (unless the tenure of such director expires earlier or a director resigns or is removed from office pursuant to the Companies Law).

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In May 2022, our Board of Directors established a non-independent Nominating Committee, whose role is (among other things) to identify and recommend director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

At the Meeting, shareholders will be asked to elect the following directors: Shai Novik (Executive Chairman), Dr. Roger Pomerantz (Vice Chairman), Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee and Dr. Brian Schwartz. Mr. Michel Habib and Dr. Bernhard Kirschbaum have each elected not to stand for re-election to the Board of Directors at the Meeting. If elected at the Meeting, each of the director nominees shall serve until the next annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law. Subject to shareholder approval of the re-election of the director nominees, our Board of Directors will consist of six members, five of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Our Nominating Committee reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and clinical, and financial experience. Accordingly, our Nominating Committee approved the nomination of each of the director nominees. In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our Company, taking into consideration our Company’s size and special needs.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Director	Age	Principal Occupation

Shai Novik	56	Shai Novik has served as the Company’s Executive Chairman of the Board of Directors since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013 to OPKO Health, Inc. (“OPKO”), one of the largest biotech exits (US$560 million) in the history of Israeli biotech. Mr. Novik has served as a member of the board of directors of Cortex Therapeutics, Inc., a neuroscience technology company, since 2020 and of Innovision Labs Inc. since 2013. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company, a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Roger Pomerantz, M.D.	65	Roger Pomerantz, M.D. has served as a director and Vice Chairman of the Board of Directors since May 2022. Dr. Pomerantz has served as Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation (Nasdaq: CFRX), a clinical-stage biotechnology company, since April 2019. Prior to that, Dr. Pomerantz served as Vice Chairman of the board of directors of ContraFect Corporation since May 2014. From November 2013 to December 2019, Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics, Inc., a biotechnology company, and as its President and Chief Executive Officer from June 2014 to January 2019. From 2011 to 2013, Dr. Pomerantz was formerly Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, Dr. Pomerantz served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. Dr. Pomerantz joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz serves as Chairman of the board of directors of the public companies Collplant Biotechnologies, Inc. since 2021, Indaptus Therapeutics since 2021 and Viracta Therapeutics since 2020. Dr. Pomerantz also serves as Chairman of the board of directors of the private company Silicon Therapeutics Inc. since 2019, and a member of the board of the private companies X-VAX Technology, Inc. since 2019 and VerImmune since 2020. Previously, Dr. Pomerantz served on the board of directors of public companies Rubius Therapeutics from 2014 to 2019 and Evelo Therapeutics from 2015 to 2016. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. Dr. Pomerantz received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. Dr. Pomerantz was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. Dr. Pomerantz has developed nine drugs approved world-wide in important diseases, including HIV, HCV, and tuberculosis.

Director	Age	Principal Occupation

Abraham (Avri) Havron, Ph.D.	74	Abraham (Avri) Havron, Ph.D., has served as a director since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than US$1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018. Dr. Havron also currently serves on the board of directors of Collplant Holdings Ltd. (CLGN), which position he has held since 2016, and PamBio Ltd., a private biotech company since 2016.

Gili Hart Ph.D.	47	Gili Hart, Ph.D., has served as a director since 2014. Dr. Hart previously held various positions at OPKO Biologics, Inc. (f/k/a PROLOR Biotech, Inc.) and led the pre-clinical, clinical and pharmacological activities there from 2008 until her move in 2018 to Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she currently serves as Chief Executive Officer. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart currently serves as a member of the board of directors of Collplant Holdings Ltd. (CLGN), which position she has held since 2017. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in Immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion – Israel Institute of Technology. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Sangwoo Lee	50	Sangwoo Lee has served as director since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and President of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. Mr. Lee is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee currently serves as a member of the board of directors of Celleron Therapeutics since 2016, Pavilion Data Systems Inc. since 2018, Prokarium Ltd. since 2018, Atrogi AB since 2019, PDC*Line Pharma since 2019, Geneos Therapeutics since 2020. Additionally, Mr. Lee served as a member of the board of directors of Elastagen Pty, Ltd. from 2015 to 2017, KAHR Medical Ltd. from 2015-2019 (observer since 2020), and SecuLetter from 2019 to 2021. Mr. Lee currently serves as a board observer of Lyncean Technologies since 2018, Global Kinetics Pty, Ltd since 2018, Elicio Therapeutics since 2020.

Brian Schwartz, M.D.	60

Brian Schwartz, M.D., has served as a director since December 2020. Dr. Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade Dr. Schwartz has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for US$2.7 billion by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at ZIOPHARM Oncology Inc. (Nasdaq: ZIO), and previously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm, Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. Dr. Schwartz is currently a Board Member of Mereo Biopharma Group plc (Nasdaq: MREO), Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and Infinity Pharmaceuticals Inc. (Nasdaq: INFI). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

As approved by our shareholders at the 2021 annual general meeting of shareholders, if elected at the Meeting, the non-executive directors (namely, all directors other than Mr. Novik) will be paid an annual fee of NIS 77,156 (approximately US$22,455) and per-meeting fee of NIS 1,993 (approximately US$580) until June 30, 2023, which amounts will increase annually by 25% thereafter up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. For details regarding Mr. Novik’s compensation, see our 2021 Form 20-F. In addition, if elected at the Meeting, the director nominees shall continue to benefit from the indemnification and exculpation agreement previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, at the meeting, shareholders are being asked to approve the grant of options to each of our currently serving non-executive directors (see Proposal 2) and to Mr. Shai Novik, the Executive Chairman (see Proposal 3).

Proposal

The shareholders are being asked to elect each of the director nominees named above to serve until our next annual general meeting of our shareholders and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each of the director nominees named above.

PROPOSAL 2

APPROVAL OF OPTION GRANT TO CURRENTLY SERVING NON-EXECUTIVE DIRECTORS

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to each of our currently serving non-executive directors (other than Dr. Pomerantz who was appointed to serve as a director by our Board of Directors in May 2022) of an equity bonus for 2021, in the form of options to purchase 3,382 ordinary shares at an exercise price of US$5.34 per share.

In addition, in connection with the appointment of Dr. Pomerantz as a director by our Board of Directors in May 2022, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Dr. Pomerantz of options to purchase 150,000 ordinary shares at an exercise price of US$5.967 per share.

In each case the exercise price of the options is equal to the higher of: (1) the closing price of our ordinary shares on the Nasdaq Capital Market on the trading day prior to the approval of the applicable option grant by our Board of Directors; and (2) the average closing price of our ordinary shares on the Nasdaq Capital Market for the 30 trading days prior to the approval of the applicable option grant by our Board of Directors. The options will vest over a period of four years, such that 25% of the options shall vest on each of the four anniversaries of the date of grant, subject to each such director’s continued service in such capacity on each applicable vesting date. The vesting of any outstanding options shall fully accelerate upon a Transaction, as defined in the Company’s Global Share Incentive Plan (2019) (the “2019 Plan”). Any outstanding unexercised options shall expire 10 years following the date of grant. If approved at the Meeting, the options will be granted under and shall be subject to the 2019 Plan and the applicable award agreements to be entered into with each of them. The options to Israeli resident directors (namely, Dr. Abraham (Avri) Havron, Dr. Gili Hart and Mr. Michel Habib), are intended to be granted pursuant to the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version] 5721-1961. Our Compensation Committee and Board of Directors noted that the estimated fair market value of the option award proposed to be granted to each currently serving non-executive director, as detailed above, per vesting annum (calculated annually on a linear basis), is less than the maximum annual value permitted to be awarded to a director under our Company’s Amended and Restated Compensation Policy for Company Officers, as currently in effect (the “Compensation Policy”).

Each of our Compensation Committee and Board of Directors determined that the grant of the options to our non-executive directors and their terms is consistent with the Compensation Policy.

In considering the options awards, the Compensation Committee and Board of Directors considered our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market trends. Our compensation philosophy encourages the grant of equity-based compensation to our officers and directors in order to further align their compensation with the long-term interests of our shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of options to each of the non-executive directors of the Company, in such amounts and with such terms and conditions as described in Proposal 2 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the grant of options to each of our non-executive directors.

PROPOSAL 3

APPROVAL OF GRANT OF OPTIONS TO OUR EXECUTIVE CHAIRMAN

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

Mr. Shai Novik has served as the Executive Chairman of our Board of Directors since 2014. For details regarding Mr. Novik’s professional background and experience, see Proposal 1. Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Novik of an equity bonus for 2021 in the form of options to purchase 115,500 ordinary shares. The options will vest over a period of four years, such that 25% of the options shall vest on each of the four anniversaries of the date of grant, subject to Mr. Novik’s continued engagement by the Company on each applicable vesting date.

In addition, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Novik of a special equity bonus for 2021, in the form of options to purchase 250,000 ordinary shares, in recognition of his significant role in the success of the Company’s financing activities in 2021, which provided the Company with cash that is currently expected to be sufficient for the Company’s needs until the end of 2023. The Compensation Committee and the Board of Directors additionally believe that Mr. Novik’s successful leadership of these financing efforts was particularly important when considering the decline in stock prices of small-cap biotech stocks in 2021. The options will vest over a period of three years, such that 25% of the options shall have vested on the date of grant and 25% will vest on each of the three anniversaries of the date of grant, subject to Mr. Novik’s continued engagement by the Company on each applicable vesting date.

In each case the options shall have an exercise price of US$5.34, which is equal to the higher of: (1) the closing price of our ordinary shares on the Nasdaq Capital Market on the trading day prior to the approval of the applicable option grant by our Board of Directors; and (2) the average closing price of our ordinary shares on the Nasdaq Capital Market for the 30 trading days prior to the approval of the applicable option grant by our Board of Directors. If approved at the Meeting, the options will be granted under and shall be subject to the 2019 Plan and the award agreements to be entered into with Mr. Novik. The options will be granted pursuant to the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version] 5721-1961. The vesting of any outstanding options shall fully accelerate upon a Transaction, as defined in the 2019 Plan. Any outstanding unexercised options shall expire 10 years following the date of grant. Our Compensation Committee and Board of Directors noted that the estimated aggregate fair market value of the options proposed to be granted to Mr. Novik for the 2021 annual equity bonus award and 2021 special financing equity bonus award, as detailed above, per vesting annum (calculated annually on a linear basis), is less than the maximum annual value permitted to be awarded to an Executive Chairman under the Compensation Policy.

Each of our Compensation Committee and Board of Directors determined that the grant of each of the option awards to Mr. Novik and their terms are consistent with the Compensation Policy.

In making its recommendation, each of our Compensation Committee and Board of Directors considered several factors, including our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market conditions and trends. Our compensation philosophy encourages the grant of equity-based compensation to our officers and directors in order to further align their compensation with the long-term interests of our shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of options to Mr. Novik, the Company’s Executive Chairman, as an equity bonus for 2021 and a special financing equity bonus for 2021, in such amounts and with such terms and conditions as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the grant of the option awards to Mr. Novik.

PROPOSAL 4

APPROVAL OF OPTION GRANT TO OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals), in that order.

Dr. Oren Hershkovitz has served as the Company’s Chief Executive Officer since November 2019. For details regarding Dr. Hershkovitz’s professional background and experience, see our 2021 Form 20-F. Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Dr. Hershkovitz of an equity bonus for 2021, in the form of options to purchase 60,000 ordinary shares. The options shall have an exercise price of US$5.34, which is equal to the higher of: (i) the closing price of our ordinary shares on the Nasdaq Capital Market on the trading day prior to the approval of the option grant by our Board of Directors; and (ii) the average closing price of our ordinary shares on the Nasdaq Capital Market for the 30 trading days prior to the approval of the option grant by our Board of Directors. The options will vest over a period of four years, such that 25% of the options shall vest on each of the four anniversaries of the date of grant, subject to his continued engagement by the Company on each applicable vesting date. The vesting of any outstanding options shall fully accelerate upon a Transaction, as defined in the 2019 Plan. Any outstanding unexercised options shall expire 10 years following the date of grant. If approved at the Meeting, the options will be granted under and shall be subject to the 2019 Plan and the award agreement to be entered into with Dr. Hershkovitz. The options will be granted pursuant to the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version] 5721-1961. Our Compensation Committee and Board of Directors noted that the estimated fair market value of the options proposed to be granted to Dr. Hershkovitz, as detailed above, per vesting annum (calculated annually on a linear basis), is less than the maximum annual value permitted to be awarded to a chief executive officer under the Compensation Policy.

Each of our Compensation Committee and Board of Directors determined that the grant of the options to Dr. Hershkovitz and their terms are consistent with the Compensation Policy.

In making its recommendation, each of our Compensation Committee and Board of Directors considered several factors, including our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market conditions and trends. Our compensation philosophy encourages the grant of equity-based compensation to our officers and directors in order to further align their compensation with the long-term interests of our shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of options to Dr. Hershkovitz, the Company’s Chief Executive Officer, in such amount and with such terms and conditions as described in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the grant of options to Dr. Hershkovitz.

PROPOSAL 5

APPROVAL OF ACCELERATION OF VESTING AND EXTENSION OF EXERCISE PERIOD OF EQUITY AWARDS OF DEPARTING DIRECTORS

Background

Mr. Michel Habib, who has served as a director since 2017, and Dr. Bernhard Kirschbaum, who has served as a director since 2018 (together, the “Departing Directors”), have each elected not to stand for re-election to the Board of Directors at the Meeting and accordingly, shall serve until the Meeting.

In November 2022, pursuant to the approval of the shareholders at our 2021 annual general meeting, each of the Departing Directors was granted 6,750 RSUs, for the 2019 and 2020 periods (3,375 RSUs for each of 2019 and 2020), vesting annually over four years, subject to their respective continued engagement on the date of vesting, with vesting commencing on July 1, 2021, of which 1,688 RSUs have vested and 5,062 RSUs are unvested as of the date hereof (the “RSUs Awards”).

In addition, at the Meeting, shareholders are being asked to approve, pursuant to the approval of our Compensation Committee and Board of Directors, the award to each of our currently serving non-executive directors, including the Departing Directors, of an equity bonus for 2021, in the form of options to purchase 3,382 ordinary shares at an exercise price of US$5.34 per share, which, if approved at the Meeting, would vest over a period of four years, such that 25% of the options would vest on each of the four anniversaries of the date of grant, subject to the director’s respective continued engagement by the Company on each applicable vesting date (the “Option Awards” and together with the “RSUs Awards”, the “Equity Awards”). Under the terms of the Option Awards and the 2019 Plan, vested Option Awards may be exercised during a period of three months from the date of termination of service of the Departing Directors and thereafter, any Options Awards that have not been exercised shall expire. For additional information regarding the Option Awards, see Proposal 2.

Subsequent to the submission by the Departing Directors of their notice not to stand for re-election to the Board of Directors at the Meeting, each of our Compensation Committee and Board of Directors approved and recommended, subject to shareholder approval, an amendment to the terms of the Equity Awards of the Departing Directors such that (i) the unvested portion of the Equity Awards of the Departing Directors shall accelerate and the Equity Awards shall become fully vested at the Meeting; and (ii) the post-termination exercise period of the Option Awards shall be extended, such that the Option Awards shall be exercisable during a period of three years from the date of termination of service of the Departing Directors and thereafter, any Options Awards that have not been exercised shall expire, provided that with respect to the Option Awards, in each case subject to shareholder approval of the grant thereof to the Departing Directors at the Meeting (see Proposal 2). Each of our Compensation Committee and Board of Directors believes that such amendments to the Equity Awards of the Departing Directors would be appropriate in recognition of the years of service of each of the Departing Directors and taking into consideration that the Equity Awards were awarded to the Departing Directors as equity bonuses for their director service in prior periods

The proposed amendment to the terms of the Equity Awards of the Departing Directors is consistent with the Compensation Policy and the 2019 Plan.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

5A: “RESOLVED, to approve the amendment of the terms of the Equity Awards of the Departing Directors, such that the unvested portion of the Equity Awards of the Departing Directors shall accelerate and shall become fully vested at the Meeting, provided that in the case of the Option Awards, subject to shareholder approval of the grant thereof to the Departing Directors at the Meeting.”

5B: “RESOLVED, to approve the amendment of the terms of the Option Awards of the Departing Directors, such that the post-termination exercise period of the Option Awards shall be extended, such that the Option Awards shall be exercisable during a period of three years from the date of termination of service of the Departing Directors, subject to shareholder approval of the grant thereof to the Departing Directors at the Meeting.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the amendment of the Equity Awards of the Departing Directors.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Background

Yarel & Partners, Certified Public Accountants, a member of BKR International, has served as the Company’s auditors since 2013. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

At the Meeting, shareholders will be asked to approve the re-appointment of Yarel & Partners as the Company’s independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board of Directors, and our Board of Directors approves the compensation of Yarel & Partners for audit and other services, in accordance with the volume and nature of their services. For the year ended December 31, 2021, we paid Yarel & Partners $202,503 for audit services and $15,479 for tax services.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as our independent registered public accounting firm for the year ending December 31, 2022.

REVIEW OF THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2021

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 were filed together with our 2021 Form 20-F with the SEC and is available at the SEC’s website, www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the TASE’s website at http://maya.tase.co.il, as well as under the “Investor Relations” portion of our website at www.enlivex.com. This item will not involve a vote by the shareholders. None of the audited financial statements, the 2021 Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be transacted at the Meeting other than those described in this proxy statement. If any other matters are properly come before the Meeting, it is intended that the persons named as proxies in the enclosed form of proxy will vote upon such matters, pursuant to their discretionary authority, in accordance with their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor Relations” portion of our website at www.enlivex.com. The contents of our website do not form part of the proxy solicitation material

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors

Shai Novik
Executive Chairman of the Board of Directors

October 5, 2022